COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding the Establishment of a Loan Company

At the present time, POSCO has no intention of establishing a loan company or otherwise entering into the lending business.

POSCO is currently exploring various possibilities in providing financial support to POSCO’s clients, for instance, via POSTECH Venture Capital Corp., a subsidiary established in 1997. Nonetheless, POSCO has not yet made any decisive plan to provide for such financial support.